August 6, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AxoGen, Inc. (the “Company”) – Request for Acceleration

Registration Statement on Form S-1 (File No. 333-188597)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the Company’s proposed public offering of shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:30 p.m. Eastern Time on August 7, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 110 copies of the Company’s Preliminary Prospectus dated July 15, 2013 through the date hereof to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

JMP SECURITIES LLC
As Representative of the several Underwriters

By:	/s/ Gil Mogavero
Name:	Gil Mogavero
Title:	Chief Compliance Officer

cc:	Andrew D. Thorpe, Esq.
Orrick, Herrington & Sutcliffe LLP